EXHIBIT 21



                         Subsidiaries of the Registrant


The following are direct or indirect wholly-owned  subsidiaries of Apple Suites,
Inc.:

          Apple Suites General, Inc. (a Virginia corporation)
          Apple Suites LP, Inc. (a Virginia corporation)
          Apple Suites REIT Limited Partnership (a Virginia limited partnership)